[LETTERHEAD OF PETERSEN & FEFER]

April 28, 2005

TO BE FILED AS CORRESPONDENCE ON THE EDGAR SYSTEM
IMMEDIATE COPY VIA E-Mail Attachment

Melissa Duru, esq.
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549

Re: Axion Power International, Inc.
Form SB-2 Registration Statement
Commission File No. 333-124317

Dear Ms. Duru,

In our telephone conversation last night you requested background information respecting the relationship between Axion’s prior Form S-1 registration statement and the Form SB-2 registration statement that was filed earlier this week. You also requested a redline comparison of the two documents that I forwarded by e-mail last night.

Relationship between the Form S-1 and the Form SB-2

As I explained in our phone conversation, Axion’s earlier Form S-1 registration statement was filed for the purpose of registering approximately 7.3 million shares of Axion’s common stock that are held by an irrevocable Trust for the Benefit of the Shareholders of Mega-C Power Corporation (the “Mega-C Trust”).

Mega-C Power Corporation (“Mega-C”) is a Nevada corporation that was originally known as Net Capital Ventures Corp. (CIK 0001137157). A cursory review of Mega-C’s Form 10-SB, Form 8-K and Form SB-2 filings will show that its limited efforts to comply with the securities laws were feeble at best. Mega-C is currently the debtor in a Chapter 11 reorganization that is pending in the U.S. Bankruptcy Court for the District of Nevada, Reno division.

Axion’s earlier Form S-1 registration statement goes into considerable detail respecting the creation, purpose and mechanics of the Mega-C Trust and the power of the Bankruptcy Court with respect to any proposed sale or distribution of Axion’s securities by the Mega-C Trust. While Axion received an order of effectiveness for the registration statement in January of this year, the Mega-C Trust has not sought an order from the Bankruptcy Court to authorize the sale or distribution of any shares and none of the shares described in the registration statement have been offered or sold to the public. For reasons described below, there are no current plans to offer any of the securities described in the registration statement for sale.

In March of this year, the Bankruptcy Court appointed a Las Vegas attorney named William Noall to serve as the independent Chapter 11 trustee for Mega-C. Earlier this month, Mr. Noall filed a preliminary report with the Bankruptcy Court that concludes the shares currently held by the Mega-C Trust are properly assets of Mega-C’s Chapter 11 estate and should be turned over to him for administration. For your convenience, I have enclosed a copy of Mr. Noall’s preliminary report to the Bankruptcy Court with this letter.

Axion has not disagreed with Mr. Noall’s legal position and is presently engaged in preliminary discussions respecting the potential dissolution of the Mega-C Trust and the surrender of the bulk of the trust assets to Mr. Noall’s control. If things proceed as I believe they should, the ultimate resolution will likely involve the sale of a relatively small number of shares to cover the costs previously incurred by the Mega-C Trust, the cancellation of a portion of the shares held by the Mega-C Trust and the turnover of the remaining shares to Mr. Noall’s direct control as Chapter 11 trustee. In that eventuality we would anticipate filing a post-effective amendment to the Form S-1 that describes the settlement with Mr. Noall, specifies a plan of distribution for a small number of shares and removes the remaining shares from registration. Until the current negotiations are concluded, however, Axion would prefer to maintain the status quo and leave the Form S-1 intact.

The Form SB-2 registration statement Axion filed earlier this week relates solely to the resale of securities issued in prior private placement transactions. These securities include approximately 1.1 million outstanding shares, approximately 1.8 million shares issuable upon conversion of a convertible preferred stock and approximately 3.5 million shares issuable upon the exercise of outstanding warrants and options. None of the securities held by the Mega-C Trust are included in the Form SB-2 registration statement.

Changes in registration statement disclosure

As I advised last night, the disclosure in the Form SB-2 registration statement represents a major revision of the disclosure previously provided in the Form S-1. Many of the revisions are cosmetic, such as the re-ordering of risk factors. Others that relate to updated financial information and adjustments in Axion’s business plan are more substantive. The most important revisions, however, are deletions arising from recent developments in the Mega-C bankruptcy.

We believe the preliminary report filed by Mr. Noall on April 14th is a seminal event for Axion. It outlines a plan of action that appears likely to resolve the vast majority of the questions that were open issues when we prepared the Form S-1 registration statement. We believe Mr. Noall’s preliminary report and the current negotiations put Axion in a position where it can finally focus on its own business, rather than the historical problems of Mega-C. Moreover, we believe the preliminary report makes our prior discussion of the Mega-C Trust largely irrelevant because there is general agreement that the trust should be dissolved and the assets should be turned over to Mega-C’s Chapter 11 estate. In light of the materially changed circumstances, we have concluded that extensive disclosure respecting of the ugly history of Mega-C, the origin of Axion, the creation and technical mechanics of the Mega-C Trust and potential litigation should be deleted.

While the new Form SB-2 registration statement is relatively clean in comparison to the earlier Form S-1 registration statement, I understand that we are dealing with a complex history and you are likely to have any number of questions and requests for clarification of issues. Please feel free to contact me by phone or e-mail if I can do anything to make your job easier. As I explained last night, we are typically available by phone until about 4 p.m. Washington time and if we have conversations late in the day I can ordinarily get a more formal response to you by the following morning.

After 16 months of what has seemed like an endless battle to bring Axion under control, I believe we are finally looking at a clear path to the resolution of our most vexing problems. I am also beginning to get concerned over the supply side of the market equation. I don’t want to see Axion in a position where limited supplies of securities that are eligible for resale result in unwarranted price volatility. Since we believe the information requirements of prospective investors will be best served by full Securities Act disclosure rather than reliance on Rule 144, we will be most grateful for any accommodation the staff can offer with respect to the prompt review of the Form SB-2 registration statement.

I use a small processing service for my Edgar filings and know they were planning on a long weekend. So I’m not certain when I’ll be able to file this letter and the attachment as Edgar correspondence. Until I can make a formal Edgar filing, please accept this e-mail version as supplemental information.

I look forward to working with you.

Very truly yours,
Petersen & Fefer
/s/
John L. Petersen
Attorney at Law